T 952-947-7777 | 7201 Metro Boulevard | Minneapolis, Minnesota 55439

March 6, 2014
Via EDGAR

Securities and Exchange Commission
Attention: Larry Spirgel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for the Year Ended June 30, 2013
Filed August 27, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed February 3, 2014 File No. 1-12725
Dear Mr. Spirgel:

On behalf of Regis Corporation (“Regis” or the “Company”), we hereby respond to the Staff’s comment letter dated February 20, 2014. This letter contains our responses to the Staff’s comments. The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 8. Financial Statements and Supplementary Data

Financial Statements for the Fiscal Year Ended June 30, 2013

Statement of Operations for the Years Ended June 30, 2013, 2012 and 2011, pg. 47
Note 5, Investments in and Loans to Affiliates, Empire Education Group, pg. 69

1.	In view of your 55.1% ownership, please disclose in future filings your basis for not consolidating your investment in EEG.

Response

In August 2007, the Company contributed 51 wholly-owned accredited cosmetology schools to Empire Education Group, Inc. (EEG) in exchange for a 49.0% equity interest in EEG. In January 2008, the Company's effective ownership interest increased to 55.1% related to the buyout of EEG's minority interest shareholder. Although the Company owns 55.1% of EEG’s common stock, the Company granted EEG’s other shareholder an irrevocable proxy to vote a certain number of the Company’s shares such that the other shareholder has voting control of 51.0% of the common stock of EEG, as well as the right to appoint four of the five members of EEG’s Board of Directors.

When assessing whether or not to consolidate the EEG investment, the Company first consulted guidance relating to the consolidation of variable interest entities to determine whether or not its investment was a variable interest entity (VIE), and if so, whether the Company was the primary beneficiary of the VIE. The Company concluded EEG was not a VIE based on the fact EEG had sufficient equity at risk.

Secondly, the Company considered the voting interest model to determine whether consolidation of the investment in EEG was appropriate. In accordance with the voting interest model, substantive voting control relates to the voting rights of the Board of Directors. As the other shareholder of EEG has the right to appoint four of the five members of EEG’s Board of Directors as well as 51.0% of the voting control of EEG’s common stock, the Company does not consolidate EEG and accounts for its investment in EEG as an equity investment.

In future filings, the Company will include similar disclosures to those previously disclosed in the Company’s 2012 Form 10-K to expand on disclosure of EEG and the Company’s basis of accounting for its investment in EEG under the equity method, as follows [added text is underlined]:

The Company utilized consolidation of variable interest entities guidance to determine whether or not its investment in EEG was a variable interest entity (VIE), and if so, whether the Company was the primary beneficiary of the VIE. The Company concluded that EEG was not a VIE based on the fact that EEG had sufficient equity at risk. The Company accounts for EEG as an equity investment under the voting interest model, as the Company has granted the other shareholder of EEG an irrevocable proxy to vote a certain number of the Company’s shares such that the other shareholder of EEG has voting control of 51.0% of EEG’s common stock, as well as the right to appoint four of the five members of EEG’s Board of Directors.

2.
It appears to us that your investment in EEG may be significant as defined by Rule 1-02(w) of Regulation S-X for 2013 and 2012. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include separate financial statements of EEG, for all periods presented. In your response, please provide us with your calculations for all periods presented.

Response

In order to determine whether or not the Company should file separate audited financial statements for EEG, in accordance with Rule 3-09 of Regulation S-X, the Company performed the income and investment tests described in Rule 1-02(w), substituting the 10% threshold with a 20% threshold, as mentioned in Rule 3-09(a). The asset test in Rule 1-02(w) of Regulation S-X does not apply to Rule 3-09 in accordance with the SEC Financial Reporting Manual 2410.1.

Based on the calculations, the Company concluded its investment in EEG was not significant for all years presented and separate financial statements of EEG were not required to be included, as the Company’s interest in the pretax earnings of EEG was less than 20% of the Company’s income from continuing operations before income taxes and subsidiaries consolidated and the Company’s total investment in EEG was less than 20% of the Company’s total assets. A summary of the calculations is presented below:

Rule 3-09	Fiscal Years
	2013	2012	2011
	(Dollars in thousands)
Income test
Regis’ 55.1% interest in the pretax earnings of EEG (1)	$2,770	$(1,017)	$10,050
Income from continuing operations before income taxes and subsidiaries consolidated exclusive of noncontrolling interests (2)(3)	14,330	50,390	52,139
Income test result	19.33%	2.02%	19.28%

Investment test
Total investment in EEG (4)	$43,098	$86,095	$104,540
Total assets	1,390,492	1,571,846	1,805,753
Investment test result	3.10%	5.48%	5.79%

(1)
Section 2410.3 of the SEC Financial Reporting Manual states, the numerator for the income test is calculated based on the registrant’s proportionate share of the pre-tax income from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. GAAP for the period in which the registrant recognizes income or loss from the investee under the equity method adjusted for any basis differences. During fiscal years 2013 and 2012, the Company recorded other than temporary impairment charges on its investment in EEG of $17.9 and $19.4 million, respectively, to reflect the negative business impacts associated with regulatory changes in the for-profit secondary educational market, including declines in enrollment, revenue and profitability. Section 2410.3 also states the numerator would exclude such impairment charges recorded at the investor level.

(2)
As required in paragraph 2 in the computational note included in Rule 1-02(w), if income from continuing operations before income taxes, net of non-controlling interests for the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income. Below is the computation of the five-year average:

Income Test Averaging	Fiscal Years
	2013	2012	2011
	(Dollars in thousands)
Year N (most recent fiscal year) (3)	$—	$—	$—
Year N-1 (3)	—	—	48,472
Year N-2 (3)	—	48,472	23,179
Year N-3	48,472	23,179	109,931
Year N-4	23,179	109,931	79,111
Five year average	$14,330	$36,316	$52,139
Absolute value of most recent fiscal year	4,401	50,390	32,912
(Decrease) increase in current year pretax income (loss) over the average of the last five years	(69.29)%	38.75%	(36.88)%

(3)	Loss years omitted under Rule 1-02(w).

(4)
These amounts include the investment in and loans to EEG which are included in the investment in and loans to affiliates and if applicable, any notes receivable within one year in other current assets on the Consolidated Balance Sheet.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, pg. 90

3.
In light of the error corrections related to interest expense and certain uncertain tax positions noted in Note 15 on page 89, please tell us how you determined internal controls over financial reporting were effective at June 30, 2013, pursuant to Item 308 of Regulation S-X. Please tell us in your response how the errors were detected, the determination of materiality relative to the errors, and any corrective actions required in your internal controls.

Response

Detection
During the fourth quarter of fiscal year 2013, the Company reevaluated the recognition of interest expense related to a note with a related party and determined the Company should have recognized interest expense on the note since its inception in fiscal year 2006. The cumulative pre-tax and post-tax interest expense adjustment was $0.7 million and $0.4 million, respectively.

In connection with an IRS examination of the Company’s fiscal years 2010 and 2011 income tax returns, the Company recorded $0.3 million during the fourth quarter of fiscal year 2013 related to uncertain tax positions, interest and penalties.

Materiality Assessment
We analyzed the materiality of these errors in accordance with the guidance in ASC 250, including ASC 250-10-S99. We considered all relevant circumstances, both quantitative impacts and qualitative factors. We concluded that the errors individually and in the aggregate did not materially misstate our consolidated annual or interim financial statements taken as a whole as they did not significantly alter the total mix of information available. Prior to the filing of our Form 10-K, we consulted with our internal and external counsel, and reviewed and discussed our analysis and conclusion with the Audit Committee of the Board of Directors, as well as our external auditors.

•
While the absolute value of the errors was not significant to our financial position taken as a whole, their impact as a percentage of net income from continuing operations was 4.5% and 16.9% for the fourth quarter of fiscal year 2013 and fiscal year 2013, respectively. These percentages were driven by significant one-time strategic investments made during the fourth quarter of fiscal year 2013 that negatively impacted the business and resulted in near break-even financial results.

•
The pre-tax interest adjustment of $0.7 million recorded in fiscal year 2013 was an accumulation of interest since fiscal year 2006. The interest expense omitted by the Company was immaterial in each of the fiscal years 2006 through 2012 as shown below on a pre-tax basis (dollars in thousands):

2006	$105
2007	172
2008	146
2009	130
2010	31
2011	31
2012	35
2013 (Q1-Q3)	24
Total	$674

•
The tax adjustment recorded in fiscal year 2013 related to fiscal years 2010 through 2012. The tax expense omitted by the Company in each of the fiscal years 2010, 2011 and 2012 was insignificant and amounted to $36,000, $98,000 and $151,000, respectively.

•
The adjustments had minimal impact on analysts’ and investors’ expectations and assessments of the Company’s performance. The Company’s analysts predominantly focus on the Company’s adjusted EPS. Adjusted EPS of $0.06 for fourth quarter of fiscal year 2013 was approximately one-half of the $0.12 average street expectation prior to the fourth quarter earnings release on August 27, 2013. Excluding the impact of the adjustments, the Company would have reported adjusted EPS of $0.07, which was still well below the average street expectation of $0.12.

•
The Company, its analysts and its investors place emphasis on other financial measures in addition to income from continuing operations, including same-store sales and cost of service and product as a percent of revenues, for which the out-of-period adjustments had no impact. The errors did not impact operating (loss) income.

•	The impact of the errors did not affect incentive compensation payouts.

•	The errors were not intentional, representative of fraud or an unlawful transaction. No one person benefited from these adjustments.

Controls Assessment
Based upon our review of the facts and circumstances of the accounting errors and consideration of relevant quantitative and qualitative factors, we concluded the errors were indicative of control deficiencies within our internal control over financial reporting. The errors resulted from an inappropriate application of U.S. GAAP, which resulted in incorrect conclusions in previous periods with respect to the recognition of interest expense and uncertain tax positions recorded.

As part of the Company’s evaluation of the severity of the internal control deficiencies, the Company considered the magnitude of the potential misstatement and whether there was a reasonable possibility the Company’s controls would fail to prevent, or detect and correct a misstatement of an account balance or disclosure. The Company was careful to consider “what could go wrong” when assessing the severity of the internal control deficiencies.

In determining whether the deficiencies should be considered a significant deficiency or a material weakness, the Company considered the following indicators:

•	The deficiencies were not indications of fraud on the part of senior management;

•	The deficiencies did not result in a restatement of previously issued financial statements to reflect the correction of a material misstatement due to error or fraud;

•	The deficiencies were not identified by the auditor under circumstances that indicate the misstatement would not otherwise have been detected by the entity’s internal control; and

•	The deficiencies were not the result of ineffective oversight of the Company’s financial reporting and internal control by those charged with governance.

The evaluation of the internal control deficiencies also considered the following factors related to the errors:

•
The adjustments were identified by the Company’s compensating controls. The Company’s compensating controls do operate effectively at a level of precision sufficient to prevent or detect a material misstatement. The primary compensating controls are the Company’s monthly and quarterly account reconciliations and monthly detailed income statement and balance sheet reviews designed to identify material misstatements; and

•	The Company concluded the errors were not significant to the Company’s annual or interim financial statements for the reasons noted above.

Based on the considerations discussed above, the Company did not believe the internal control deficiencies resulted in a reasonable possibility that a material misstatement would not be prevented, or detected and corrected on a timely basis. As such, the Company, including senior management and the Company’s Audit Committee, concluded the internal control deficiencies did not represent a significant deficiency or a material weakness. The interest and income tax adjustments were reported to the Audit Committee on August 19, 2013 only due to our professional obligation to report all adjustments proposed and recorded by management over our de minimis threshold, and we do not believe the control deficiencies on their own merit attention by the Audit Committee. For these reasons, management concluded these matters did not rise above the control deficiency level.

Corrective Actions
The Company redesigned and enhanced controls over new related party note agreements. Since the fourth quarter of fiscal year 2013, the Company has not entered into any new related party note agreements. In lieu of detailed testing of the control, the Company’s internal audit department assessed the process design and concluded adequate control procedures are in place to assess the appropriate accounting treatment should the Company enter into a new related party note agreement.

The Company enhanced controls over accounting for income taxes to ensure the tax implications of significant accounting and operational events are appropriately addressed during the proper period. These enhancements include, but are not limited to, the tax department’s participation in monthly financial reviews and the tax department’s review of detailed trial balances, Form 8-Ks, and employee benefit packages.

In accordance with Items 3-07 and 3-08 of Regulation S-X, the Company has disclosed the conclusions of its principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures based on their evaluation of these controls and procedures. Additionally, the Company’s Form 10-K included management’s annual report on internal control over financial reporting. The Company did not believe that its process to redesign and enhance internal controls materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting and concluded that disclosure of this enhancement was not necessary. In the Company’s report, the Company disclosed it had concluded that, as of June 30, 2013, its internal controls over financial reporting were effective.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service Revenues and Product Revenues, pg. 21

4.
Please tell us and disclose the number of newly constructed salons during the six and twelve months ended December 31, 2013. You disclose the closure of 319 company-owned salons during the twelve months ended December 31, 2013 partially offset by newly constructed salons as part of the reason for the decline in sales services and product revenues for both the three and six months ended December 31, 2013.

Response

As disclosed within the Company’s discussion of consolidated revenues on page 21 of the Form 10-Q for the quarterly period ended December 31, 2013, during the twelve months ended December 31, 2013, the Company constructed (net of relocations) 124 company-owned locations. During the six months ended December 31, 2013, the Company constructed (net of relocations) 71 company-owned locations.

In future filings, the Company will include the number of company-owned locations constructed (net of relocations) within management’s discussion and analysis of service and product revenues.

******
As specifically requested by the Commission, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Steven M. Spiegel
Steven M. Spiegel
Executive Vice President and Chief Financial Officer

cc:	Ivette Leon, Assistant Chief Accountant Robert Shapiro, Staff Accountant